LOCAL INSIGHT REGATTA HOLDINGS, INC.

188 Inverness Drive West

Englewood, Colorado 80112

October 10, 2008

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda McManus

Re:	Local Insight Regatta Holdings, Inc. (the “Company”)
Local Insight Yellow Pages, Inc. (“LIYP”)
Local Insight Listing Management, Inc. (“LILM”)
The Berry Company LLC (“The Berry Company”)
Registration Statement on Form S-4 (File No. 333-152302)

Dear Ms. McManus:

On behalf of the Company, LIYP, LILM and The Berry Company, and in response to the Staff’s October 6, 2008 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to the Registration Statement on Form S-4 (File No. 333-152302), as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed September 17, 2008. Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.

General

1. Comment: We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: With respect to the Staff’s comment, please be advised that we are submitting concurrently with this letter via EDGAR and facsimile a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the no-action letters indicated in the comment. We also have included in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

October 10, 2008

Cautionary Statement Regarding Forward-Looking Statements, page vi

2. Comment: Please delete references to the provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act in your discussion of forward-looking statements on page vi, as the safe harbors of those sections do not apply to companies with no Exchange Act reporting history like yours.

Response: As requested by the Staff, we have deleted the references to the provisions of Section 27A and Section 21E in the discussion of forward-looking statements on page vi of Amendment No. 2 to the Registration Statement on Form S-4 filed via EDGAR today.

*****

Please note that concurrently with the submission of this response letter, we have submitted via EDGAR and facsimile a request for the acceleration of the effective date of the Registration Statement that includes the acknowledgements referred to in the Comment Letter.

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 867-1608.

Sincerely,

/s/ John S. Fischer
John S. Fischer General Counsel

cc:	Paul Hilton
Hogan & Hartson LLP
Via Facsimile: (303) 899-7333